Filed by Expedia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

of the Securities Exchange Act of 1934, as amended

Subject Company: HomeAway, Inc.

Form S-4 File No.: 333-208025

INVESTOR PRESENTATION

NOVEMBER 2015

expedia inc.

expedia inc.

Safe Harbor

Forward-Looking Statements. This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements reflect the views of our management regarding current expectations and projections about future events and are based on currently available information. The use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” and “believes,” among others, generally identifies forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, but not limited to: an increasingly competitive global environment; risks related to our dynamic industry; changes in search engine algorithms and dynamics or other traffic-generating arrangements; our failure to maintain and expand our relationships and contractual agreements with travel suppliers or travel distribution partners; our failure to maintain and expand our brand awareness or increased costs to do so; our failure to invest in and adapt to technological developments or industry trends; risks relating to our acquisitions, investments or significant commercial arrangements; risks relating to our operations in international markets, including China; our failure to comply with current laws, rules and regulations, or changes to such laws, rules and regulations; application of existing tax laws, rules or regulations; amendment to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations; adverse outcomes in legal proceedings to which we are a party; declines or disruptions in the travel industry; payments-related and fraud risks; fluctuations in foreign exchange rates; volatility in our stock price; liquidity constraints or our inability to access the capital markets when necessary or desirable; system interruption, security breaches or lack of redundancy in our information systems; our failure to comply with governmental regulation and other legal obligations related to our processing, storage and use of personal information, payment card information and other consumer data; failure to retain or motivate key personnel or hire, retain and motivate qualified personnel, including senior management; changes in control of the Company; management and director conflicts of interest; risks related to actions taken by our business partners and third party service providers, including failure to comply with our requirements or standards or the requirements or standards of governmental authorities, or any cessation of their operations; risks related to the failure of counterparties to perform on financial obligations; risks related to our long-term indebtedness; our inability to effectively operate our businesses due to restrictive covenants in the agreements governing our indebtedness; our failure to protect our intellectual property or proprietary information from copying or use by others, including potential competitors; and other risks detailed in Expedia, Inc.’s public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2014 and our quarterly report on Form 10-Q for the quarter ended September 30, 2015. Additional risks relating to the HomeAway transaction, include but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including majority of HomeAway’s shares being validly tendered into the exchange offer, the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Expedia to successfully integrate HomeAway’s operations; the ability of Expedia to implement its plans, forecasts and other expectations with respect to HomeAway’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; the proposed transaction may not be completed on the timeframe expected or at all. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition and results of operations. Accordingly, you should not place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation and do not intend to update or review any forward-looking or other statements in this presentation, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results express or implied by these forward-looking statement will not be realized. Please carefully review and consider the various disclosures made in this presentation and in reports filed by Expedia, Inc. with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the business, prospects and results of operations of Expedia, Inc.

Non-GAAP Measures. Reconciliations to GAAP measures of non-GAAP measures included in this presentation are included in the Appendix. These measures are intended to supplement, not substitute for, GAAP comparable measures. Investors are urged to consider carefully the comparable GAAP measures and reconciliations.

Industry / Market Data. Industry and market data used in this presentation have been obtained from industry publications and sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. We have neither sought nor obtained permission to use such data

No Offer. This presentation does not constitute an offer to sell or a solicitation of an offer to buy securities of Expedia, Inc.

Trademarks & Logos. Trademarks and logos are the property of their respective owners.

© 2015 Expedia, Inc. All rights reserved. CST: 2029030-50

expedia inc.

Agenda

Expedia, Inc. Update

HomeAway Opportunity

Financial Overview

Appendix

expedia inc.

Investment Highlights

A Leading Global Player in ~$1.3 Trillion Travel Market

Significant Growth Opportunities Across Geographies

Rapid Expansion in Highly Fragmented Hotel Industry

Supported by Multi-Product Offering

Technology Platform Innovation Driving Higher

Conversion

Success in Growing Mobile Channels

High Growth Advertising & Media Business

Consistently Strong Financial Execution

Solid Track Record of Disciplined Capital Allocation

expedia inc.

A Growth Company

One of the Largest Travel Companies in the World

expedia inc.

Depth and Breadth of

SUPPLY



~271,000 Hotels in **200+** Countries



400+ Airlines



6.8 Million Packages



VOLUME AND GLOBAL REACH
Diverse Demand:
Geography AND Travel Type
Mutually Beneficial Supply Agreements
expedia inc.
Value to Travelers
Scale Enables Virtuous Circle
MULTI-CHANNEL, MULTI-PLATFORM GLOBAL MARKETPLACE

Volume and Diversity of Global Travel

DEMAND



7 Billion+ Flight Searches



Travelers in **~75 Countries**



Corporate **and** Leisure Travel; Online **and** Offline

5

expedia inc.

Global Leader and Significant Headroom for Further Growth

UNITED STATES + CANADA

EMEA

ASIA PACIFIC

LATIN AMERICA

Expedia Share:

ONLINE TRAVEL SEGMENT

Expedia 18%

Expedia 6%

Expedia 6%

Expedia 5%

Other Other Other Other

43% of Total Travel Market

56% 44% 32% 23%

2015 TOTAL TRAVEL MARKET

Expedia 10%

Expedia 2%

Expedia 2%

Expedia 1%

Other Other Other Other

Total Travel Market ~$1.3T

$374B $476B $367B $92B

Sources: Phocuswright estimates and Expedia data; travel market size estimates based on Phocuswright data for full year 2015.

Note: Expedia’s share of travel market defined by TTM gross bookings as of September 30, 2015. Beginning in Q4 2014, total travel market definition was expanded to include Canada, Eastern Europe and Middle East.

Established Brands with Global Reach

expedia inc.

Expedia | Orbitz Worldwide | travelocity | Hotels.com The Obvious Choice | Expedia Affiliate Network

CarRentals.com | hotwire | venere | Expedia LocalExpert | Expedia CruiseShipCenters | Classic Vacations | wotif group

Dynamic portfolio of travel brands with more than 130 sites in over 60 countries featuring the world's broadest supply portfolio including 271,000 properties in 200 countries, 400 airlines, packages, rental cars, cruises and destination services and activities trivago

A Leading Hotel Metasearch Company

Sites in 52 Countries

EGENCIA BUSINESS TRAVEL • EXPEDIA, INC.

A Leader in Global Corporate Travel

Presence in 65 Countries

Pending

HomeAway

A Leader in Alternative Lodging

1.2M Vacation Properties across 190 Countries

Brand Recognition in *EVERY* Established Market

Solid Foothold in Emerging Markets

7

expedia inc.

Have Completed Significant Technology Investments That Fortify the Business

Expedia Where you book matters

Hotels.com

Expedia Affiliate Network

Egencia

CUSTOMIZED Front-End Technology for Rapid Innovation and Powerful Analytics… Improving Conversion

CENTRALIZED Customer Operations Technology

CENTRALIZED Transactional Infrastructure:

Financials / Order Management / Inventory Management

expedia inc.

Industry Leading Mobile Initiatives Drive Traffic and Revenue

The World Is Opening Up Significant Opportunities in Travel

Changing …

More than More than 50%

One in Four of Mobile Bookings2

Expedia Where you book matters

24 x 7 Room Nights1 Completed within

Mobile Users Booked on a Two Days

PC-Connected Mobile Device of Travel / Stay

Users

Expedia, Inc. Leads the Way in Mobile Innovation

Expedia PartnerCentral App for Hoteliers

Helping hoteliers manage their Expedia business and solve everyday problems via Apple and Android mobile devices

Exclusive Expedia App for Samsung

The new Samsung app includes Galaxy-exclusive hotel pricing, a dedicated customer support line and a curated travel-discovery experience for users

1Based on global mobile bookings in Q3 2015. 2Based on Brand Expedia global bookings on a mobile phone and Hotels.com global bookings on a mobile device.

expedia inc.

Agenda

Expedia, Inc. Update

HomeAway Opportunity

Financial Overview

Appendix

HomeAway Transaction Highlights

expedia inc.

Transaction	• Expedia will acquire HomeAway for $38.31 per share, or $3.9B equity value, based on Expedia's closing price on November 3, 2015 • Offering ~$1B in cash consideration with the balance in Expedia stock • HomeAway shareholders to receive $10.15 in cash per share and 0.2065 shares of Expedia stock for each share of HomeAway stock owned • Approved by Board of Directors of both companies
Financial Impact	• Improved growth and earnings profile with significant cash flow conversion
Financing	• Cash portion of consideration to be funded with existing sources of liquidity and/or through opportunistic financing • $2.9B of Expedia stock to be issued based on Expedia's closing price on November 3, 2015 • No financing condition
Process and Timing	• Subject to customary closing conditions, including regulatory review • Subject to HomeAway stockholders tendering a majority of HomeAway shares to Expedia • Expect transaction to close in Q1 2016

11

Strategic Rationale of HomeAway Acquisition

expedia inc.

Instant leadership position in fast growing ~$100B vacation rental market[1]

Ability to accelerate HomeAway's business model shift and growth via Expedia's transactional business model expertise and technology leadership

Targeting significant earnings growth

Expands Expedia's lodging inventory to include 1.2M vacation rentals providing enhanced distribution to owners and more choice for travelers

Expedia's global demand footprint positions HomeAway to expand into and acquire supply in urban markets

[1]Source: Piper Jaffray

12

expedia inc.

Key Attributes of HomeAway

Leader in massive, fast-growing market

~$100B vacation rental market1

First mover that built a global platform

Over 40 sites in over 20 languages

Established and trusted brands

VRBO, HomeAway, FeWoDirekt, AbritelFrance

Large inventory

1.2M vacation properties across 190 countries

Further upside from business model shift

665K online bookable properties, up 97% YoY

Loyal vacation rental owners / managers

72% supplier renewal rates

Strong consumer demand

1B site visits TTM (Q3 2015)

Profitable growth with high FCF conversion

PAID LISTINGS (000s)

’12 – ’14 CAGR:21.0%

1,195

1,043

890

712

2012

2013

2014

TTM 3Q

2015

REVENUE ($M)

’12 – ’14 CAGR: 26.3%

$485

$447

$346

$280

2012

2013

2014

TTM 3Q

2015

ADJ. EBITDA2 ($M)

’12 – ’14 CAGR: 22.0%

$119

$118

$97

$80

2012

2013

2014

TTM 3Q

2015

FCF3($M)

’12 – ’14 CAGR:17.3%

$117

$127

$85

$93

2012

2013

2014

TTM 3Q

2015

Source: Phocuswright research, HomeAway Investor presentation, HomeAway filings

1 UBS Research, August 2015. 2 Non-GAAP measure. 3 Non-GAAP measure.

The HomeAway Transition Opportunity

expedia inc.


2015 Estimated Annual Gross Bookings
(Billions)
$14-16
$9
$9
HomeAway
airbnb
Booking.com


2015 Estimated Take Rates
3%
10-12%
15%
HomeAway
airbnb
Booking.com

Note: Airbnb and Booking.com data from Deutsche Bank report, June 2015. HomeAway 2015 gross bookings estimates from Q2 2015 earnings call, August 2015. HomeAway estimated take rate based on ~$15B HomeAway outlook for 2015 gross booking value and ~$500M First Call consensus for 2015 revenue as of November 14, 2015.

14

Gives Expedia Industry Leading Lodging Position and Expands Addressable Market

expedia inc.

Expedia Already Has Scale in Hotels…

$6.3B
TTM 9/30/15
Revenues



Other[1]
Air
Hotels
70%

~271k Hotels in 200+ Countries

~Only 8% Share of Rooms Booked in the US [2]

… And HomeAway Adds Significantly More Lodging Alternatives

Number of Hotels / Lodging Alternatives[3]



expedia inc.
271,000
HomeAway
1,195,000
expedia inc.
HomeAway
1,466,000 4
tripadvisor
1,670,000
Booking.com
811,000



[1]Other includes Car, Advertising, Destination Services, Insurance, Cruise, Agency Packages, and Other.
[2]Sources: Smith Travel Research and Expedia data.
[3]Hotel data for TripAdvisor and Booking.com obtained from respective company websites. TripAdvisor and Booking.com numbers include 720,000 and 375,000 vacation rental properties, respectively.
[4]Total assumes no overlap between HomeAway and Expedia properties.

15

How Expedia Will Help Improve HomeAway

expedia inc.

Technology leader in travel with proven transactional capabilities

Track record of successful transformations and integrations

Global leader in variable marketing and consumer led innovation (web analytics, A/B Testing)

Enable HomeAway to expedite deployment of new services, such as online booking functionality, payment processing services, and enhanced traveler services and products

Portfolio of leading travel brands bringing massive distribution potential to HomeAway owners and managers

Appetite to invest resources to position HomeAway for medium to long term success

16

expedia inc.

Agenda

Expedia, Inc. Update

HomeAway Opportunity

Financial Overview

Appendix

expedia inc.

Key Financial Highlights

Continued Healthy Performance

Large Stable User Base With Multiple Growth Vectors

High Quality Diversified Revenue Streams

Strong Margins with Highly Variable Cost Structure

Robust Cash Flow Generation

Strong Balance Sheet With History of Disciplined Capital Allocation

expedia inc.

Expedia: Strong Growth, Consistent Execution

ROOM NIGHTS Millions ’12-’14 CAGR: 20.3%

3Q15 TTM YOY Growth: 33.3%

103 120 150 188

2012 2013 2014 TTM 3Q15

GROSS BOOKINGS $ Billions ’12-’14 CAGR: 21.1%

3Q15 TTM YOY Growth: 20.5%

$33 $38 $48 $55

2012 2013 2014 TTM3Q15

REVENUE $ Billions ’12-’14 CAGR: 19.5%

3Q15 TTM YOY Growth: 16.3%

$3.9 $4.6 $5.6 $6.3

2012 2013 2014 TTM 3Q15

ADJUSTED EBITDA1 $ Millions ’12-’14 CAGR: 14.3%

3Q15 TTM YOY Growth: 13.9%

$804 $891 $1,051 $1,162

2012 2013 2014 TTM 3Q15

1Non-GAAP measure. See Appendix A for Non-GAAP to GAAP Reconciliation.

expedia inc.

Consistently Conservative Financial Policy - Solid Track Record of Financial Discipline

Continued commitment to maintaining investment grade behavior

Leverage - Business can comfortably operate with 2-3x Gross Debt/Adjusted EBITDA. However, we ordinarily operate at or below 2x leverage and when we exceed it is with the intention of returning to 2x or below

Disciplined Capital Deployment

Opportunistic M&A focused on deals close to core with proven track record of successful integration

Opportunistic share repurchase, dilution offset considerations

Dividends - Historic yield near 1%

GROSS DEBT / ADJUSTED EBITDA1

2.4x 2.2x 2.0x 1.8x 1.6x 1.4x 1.2x 1.0x

EUR650M Debt Issuance

$500M Debt Issuance

1.6x 1.3x 2.1x

FY12Q4 FY13Q1 FY13Q2 FY13Q3 FY13Q4 FY14Q1 FY14Q2 FY14Q3 FY14Q4 FY15Q1 FY15Q2 FY15Q3

FREE CASH FLOW2

$ Millions

$1,001 $1,039

’09-’14 CAGR: 16%

$495 $469 $618 $455 $628

2009 2010 2011 2012 2013 2014 TTM 3Q15

SHARE REPURCHASES AND DIVIDENDS

$ in Millions Share Repurchases Dividends

$489 $515 $537

$397

$283

$130

$113

$79 $77 $76 $85 $100

2010 2011 2012 2013 2014 TTM 3Q15

1 Based on TTM adjusted EBITDA. 2 Non-GAAP measure, including eLong.

expedia inc.

APPENDICES

expedia inc. HomeAway Impact to Adjusted EBITDA

$ Millions EXPEDIA TTM 3Q15 HOMEAWAY TTM 3Q15 COMBINED

Adjusted EBITDA excluding eLong $1,162

eLong Adjusted EBITDA (89)

Adjusted EBITDA $1,073 $118 $1,191

Total Debt / EBITDA (Excl. eLong) 2.1 x - 2.1 x

Depreciation and Amortization (420) (34) (454)

Legal Reserves , Occupancy Tax and Other 104 - 104

Stock-Based Compensation (151) (50) (201)

Restructuring Charges (78) - (78)

Realized Loss (Gain) on Revenue Hedges (49) - (50)

Operating Income (Loss) $479 $34 $512

Gain on Sale of Business 509 - 509

Foreign Exchange Loss and Other Expenses - (1) -

Interest Expense, Net 32 (15) 17

Income (Loss) from Continuing Operations before Income Taxes $1,020 $17 $1,037

Provision for Income Taxes (228) (11) (239)

Net Income (Loss) $792 $6 $799

Net (Income) Loss Attributable to Noncontrolling Interests 51 - 50

Net Income (Loss) Attributable to Expedia, Inc. $843 $6 $849

Note: Numbers may not sum due to rounding

Non-GAAP / GAAP Reconciliation: Adjusted EBITDA expedia inc.

$ Millions 2012 2013 2014 TTM 3Q15

Adjusted EBITDA excluding eLong $804 $891 $1,051 $1,162

eLong Adjusted EBITDA (1) (12) (27) (89)

Adjusted EBITDA $803 $879 $1,025 $1,073

Depreciation (164) (212) (266) (312)

Amortization of Intangible Assets (32) (72) (80) (108)

Legal Reserves , Occupancy Tax and Other (117) (78) (42) 104

Stock-Based Compensation (65) (130) (85) (151)

Acquisition-related and Other - (10) - -

Restructuring Charges - - (26) (78)

Realized Loss (Gain) on Revenue Hedges 6 (11) (9) (49)

Operating Income (Loss) $432 $366 $518 $479

Gain on Sale of Business - - - 509

Total Other Expense, Net (82) (65) (53) 32

Income (Loss) from Continuing Operations before Income Taxes 350 301 465 1,020

Provision for Income Taxes (47) (84) (92) (228)

Income (Loss) from Continuing Operations 303 216 373 792

Discontinued Operations, Net of Taxes (23) - - -

Net Income (Loss) 280 216 373 792

Net (Income) Loss Attributable to Noncontrolling Interests - 16 25 51

Net Income (Loss) Attributable to Expedia, Inc. $280 $233 $398 $843

Note: Numbers may not sum due to rounding

Non-GAAP / GAAP Reconciliation: Free Cash Flow expedia inc.

$ Millions 2009 2010 2011 2012 2013 2014 TTM 3Q15

Cash provided by operations $574 $605 $826 $1,237 $763 $1,367 $1,342

Capital expenditures (79) (136) (208) (236) (309) (328) (714)

Free cash flow $495 $469 $618 $1,001 $455 $1,039 $628

Note: Numbers may not sum due to rounding and include eLong

expedia inc.

Non-GAAP / GAAP Reconciliation: Adjusted EBITDA

$ Millions 3Q15

Expedia (excluding eLong) Adjusted EBITDA excluding the Impacts of Orbitz Worldwide $486

Orbitz Worldwide Deal and Integration Costs (7)

Negative Impact of Consolidating the Orbitz Worldwide Financial Statements (10)

Expedia (excluding eLong) Adjusted EBITDA $469

eLong Adjusted EBITDA -

Adjusted EBITDA $469

Depreciation (87)

Amortization of Intangible Assets (31)

Legal Reserves , Occupancy Tax and Other 115

Stock-Based Compensation (64)

Restructuring Charges (42)

Realized Loss (Gain) on Revenue Hedges (14)

Operating Income (Loss) $345

Interest Expense, Net (29)

Other Expense, Net 26

Income (Loss) from Continuing Operations before Income Taxes 342

Provision for Income Taxes (66)

Income (Loss) from Continuing Operations 276

Net (Income) Loss Attributable to Noncontrolling Interests 7

Net Income (Loss) Attributable to Expedia, Inc. $283

Note: Numbers may not sum due to rounding

expedia inc.

Non-GAAP / GAAP Reconciliation: Adjusted EPS

$ Millions 3Q15

Net income Attributable to Expedia, Inc $ 283

Amortization of Intangible Assets 31

Stock-based Compensation 64

Legal Reserves, Occupancy Tax and Other (115)

Restructuring and Related Reorganization Charges 42

Foreign Currency (Gain) Loss on U.S. Dollar Cash Balances Held by eLong -

Unrealized (Gain) Loss on Revenue Hedges (14)

Stock-based Compensation as Part of Equity Method Investments -

Gain on Sale of Asset -

Gain on Sale of Business -

Noncontrolling Interest Basis Adjustment -

Provision for Income Taxes (9)

Noncontrolling Interests (7)

Adjusted Net Income $276

GAAP Diluted Weighted Average Shares Outstanding 133

Additional Dilutive Securities 0

Adjusted Weighted Average Shares Outstanding 134

Diluted Earnings Per Share $2.12

Adjusted Earnings Per Share $2.07

Note: Numbers may not sum due to rounding

HomeAway

Non-GAAP / GAAP Reconciliation: Adjusted EBITDA

$ Thousands 2012 2013 2014 TTM 3Q15

Adjusted EBITDA $80,317 $96,775 $119,386 $118,196

Depreciation and Amortization (23,489) (25,067) (30,842) (33,505)

Stock-Based Compensation (27,033) (37,887) (48,518) (50,423)

Operating Income (Loss) $29,795 $33,821 $40,026 $34,268

Foreign Exchange Loss and Other Expenses (2,587) (6,017) (7,182) (1,363)

Interest Expense, Net 928 1,211 (11,605) (15,425)

Income (Loss) from Continuing Operations before Income Taxes $28,136 $29,015 $21,239 $17,480

Provision for Income Taxes (13,175) (11,724) (7,272) (11,120)

Net Income (Loss) $14,961 $17,291 $13,967 $6,360

Net (Income) Loss Attributable to Noncontrolling Interests - 395 (583) (256)

Net Income (Loss) Attributable to HomeAway, Inc. $14,961 $17,686 $13,384 $6,104

Note: Numbers may not sum due to rounding

HomeAway

Non-GAAP / GAAP Reconciliation: Free Cash Flow

$ Thousands 2012 2013 2014 TTM 3Q15

Cash provided by operations $95,403 $104,362 $145,364 $153,043

Cash paid for interest - - 253 503

Excess tax benefit from stock-based compensation 7,122 8,226 3,092 8,670

Capital expenditures (17,260) (19,616) (31,647) (34,983)

Free cash flow $85,265 $92,972 $117,062 $127,233

Note: Numbers may not sum due to rounding

expedia inc.

Additional Information

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the registration statement and the exchange offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (“SEC”). THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY HOMEAWAY, INC. CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of HomeAway common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759 or D.F. King & Co., Inc., the information agent for the exchange offer, at (800) 622-1573.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

© 2015 Expedia, Inc. All rights reserved. CST: 2029030-50